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                                 EXHIBIT (j)




The Board of Directors
General American Capital Company:


We consent to the incorporation by reference in this Post-Effective Amendment No. 19 to Registration Statement No. 33-10145 of General American Capital Company (the "Company") on Form N-1A of our report dated February 12, 2002, appearing in the annual report to shareholders of the Money Market Fund, Bond Index Fund, Asset Allocation Fund, Managed Equity Fund, S&P 500 Index Fund, Mid-Cap Equity Fund, Small-Cap Equity Fund, and International Index Fund for the year ended December 31, 2001, and to the references to us under the headings "Financial Highlights Information" in the Prospectus and "Accountants" in the Statement of Additional Information, which are part of such Registration Statement.


/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
April 29, 2002